BANCO DE GALICIA Y BUENOS AIRES S.A.

                                 Autonomous City of Buenos Aires, March 15, 2010

To the
Comision Nacional de Valores (National Securities Commission)

                                                      Ref.: Relevant information

Dear Sirs,

     We are writing to you in order to inform you that Banco Galicia Uruguay S.A. has provided evidence of its compliance with the debt restructuring plan approved by the court that attends the case.

     The Court of First Instance in Insolvency Proceedings, First Term (Juzgado Letrado de Primera Instancia de Concursos de Primer Turno) has lifted the prohibitions imposed and annulled the registration of the pledge on credits granted as security. Banco Galicia Uruguay S.A. has been given notice thereof on March 12, 2010.

                        Yours sincerely,



                                Patricia Lastiry
                                  In charge of
                                Market Relations